BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that, in the early hours of Thursday morning, a fire broke out at a part of its Carambeí-PR plant.

The fire has now been completely eradicated, but the plant’s activities have been temporarily suspended. There have been no fatalities and all employees are safe.

The company is still assessing the economic impact of the event and has insurance policy for this risk factor and the production at the Carambeí/PR plant is already being redirected to other nearby industrial units while the interruption lasts.

The Company will keep its shareholders and the market in general duly informed, in accordance with current rules and regulations regarding the subject of this Announcement.

São Paulo, August 1st, 2024.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.